UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Great Elm Capital Group, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

39036P209

(CUSIP Number)

Northern Right Capital Management, L.P.

Attn: Matthew A. Drapkin

9 Old Kings Hwy S.

4th Floor

Darien, Connecticut 06820

(203) 951-5440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39036P209

1	NAME OF REPORTING PERSONS Northern Right Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,202,005(1)
	8	SHARED VOTING POWER 1,856,795(2)
	9	SOLE DISPOSITIVE POWER 2,202,005(1)
	10	SHARED DISPOSITIVE POWER 1,856,795(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,058,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%
14	TYPE OF REPORTING PERSON IA, PN
(1)

Northern Right Management (as defined herein) may be deemed to beneficially own 2,202,005 shares of Common Stock (as defined herein) currently held by the Managed Accounts (as defined herein), including 936,005 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to the Managed Accounts in connection with the conversion of their PIK Notes (as defined herein), subject to adjustment as provided in the PIK Notes.

(2)

Northern Right Management may be deemed to beneficially own 1,856,795 shares of Common Stock currently held by Northern Right QP (as defined herein) and NRC Partners I (as defined herein), including 720,003 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP and NRC Partners I in connection with the conversion of their PIK Notes, subject to adjustment as provided in the PIK Notes.

CUSIP No. 39036P209

1	NAME OF REPORTING PERSONS Northern Right Capital (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,424,793(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,424,793(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,424,793
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON PN
(1)

Northern Right QP is the sole owner of 1,136,792 shares of Common Stock and has a conversionary interest in 288,001 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to Northern Right QP in connection with the conversion of its PIK Notes, subject to adjustment as provided in the PIK Notes.

CUSIP No. 39036P209

1	NAME OF REPORTING PERSONS NRC Partners I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 432,002(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 432,002(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 432,002
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN
(1)

NRC Partners I has a conversionary interest in 432,002 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to NRC Partners I in connection with the conversion of its PIK Notes, subject to adjustment as provided in the PIK Notes.

CUSIP No. 39036P209

1	NAME OF REPORTING PERSONS BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,058,800(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,058,800(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,058,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%
14	TYPE OF REPORTING PERSON IA, OO
(1)

BCA (as defined herein) may be deemed to beneficially own 4,058,802 shares of Common Stock currently held by Northern Right QP, NRC Partners I and the Managed Accounts, including 1,656,008 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP, NRC Partners I and the Managed Accounts in connection with the conversion of their PIK Notes, subject to adjustment as provided in the PIK Notes.

CUSIP No. 39036P209

1	NAME OF REPORTING PERSONS Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 129,491(1)
	8	SHARED VOTING POWER 4,058,800(2)
	9	SOLE DISPOSITIVE POWER 129,491(1)
	10	SHARED DISPOSITIVE POWER 4,058,800(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,188,291
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON IN
(1)

Mr. Drapkin is the sole owner of 68,273 restricted shares of which 10,782 restricted shares will remain unvested within 60 days of the date hereof and has a conversionary interest in 72,000 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to Mr. Drapkin in connection with the conversion of his PIK Notes, subject to adjustment as provided in the PIK Notes.

(2)

Mr. Drapkin may be deemed to beneficially own 4,058,802 shares of Common Stock currently held by Northern Right QP, NRC Partners I and the Managed Accounts, including 1,656,008 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP, NRC Partners I and the Managed Accounts in connection with the conversion of their PIK Notes, subject to adjustment as provided in the PIK Notes.

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2017, as amended on October 5, 2017, on behalf of the Reporting Persons, with respect to the shares of common stock, $0.001 Par Value (the “Common Stock”), of Great Elm Capital Group, Inc., a Delaware corporation (the “Issuer”) (as amended, this “Statement”).

Item 2. Identity and Background

Items 2(a) and 2(c) are amended and supplemented to add the following information for updating as of the date hereof:

(a) This Statement is filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): Northern Right Capital Management, L.P., a Texas limited partnership (“Northern Right Management”); Northern Right Capital (QP), L.P., a Texas limited partnership (“Northern Right QP”); BC Advisors, LLC, a Texas limited liability company (“BCA”); NRC Partners I, LP, a Delaware limited partnership (“NRC Partners I”); and Matthew A. Drapkin. The Reporting Persons are filing this Statement jointly, and the amended and restated agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.4 and incorporated herein by reference (the “Joint Filing Agreement”).

Mr. Drapkin is a member of BCA, and BCA is the general partner of Northern Right Management. Mr. Drapkin is also a limited partner of Northern Right Management. Northern Right Management is the general partner of, and investment manager for, Northern Right QP and NRC Partners I, and the investment manager for separate managed accounts on behalf of investment advisory clients (the “Managed Accounts”).

(c) The present principal occupation of Mr. Drapkin is serving as a managing member of BCA. The principal business of BCA is serving as the general partner of Northern Right Management. The principal business of Northern Right Management is serving as the general partner of, and investment manager for, Northern Right QP and NRC Partners I and serving as investment manager for the Managed Accounts and other investment funds and managed accounts. The principal business of each of Northern Right QP and NRC Partners I is acquiring and holding securities for investment purposes.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented to add the following information for updating as of the date hereof:

The Reporting Persons expended an aggregate amount equal to $8,391,906.72 (including commissions) to purchase 2,402,792 shares of Common Stock and $6,000,000 to purchase 5.0% Convertible Senior PIK Notes due 2030 of the Issuer (the “PIK Notes”). All or any portion of the PIK Notes may be converted by their holders into shares of Common Stock if the portion to be converted is $1,000 principal amount or an integral multiple thereof. The Reporting Persons may convert, at their option and at any time after issuance, the PIK Notes to a maximum of 1,728,008 shares of Common Stock in the aggregate at an initial conversion rate of 288.0018 shares of Common Stock per $1,000 principal amount of PIK Notes, subject to customary conversion rate adjustments and the Issuer’s right to satisfy such conversion requests in cash prior to July 1, 2020.

Funds used to purchase the reported securities have come from the working capital of Northern Right QP, NRC Partners I and the Managed Accounts, which may, at any given time, include margin loans made by brokerage firms or banks in the ordinary course of business.

Item 4. Purpose of Transaction

(a)–(j) The Reporting Persons acquired the shares of Common Stock and the PIK Notes reported in this Statement based on their belief that the reported securities, when acquired, represented an attractive investment opportunity. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, in connection therewith, may discuss with the Issuer ways in which shareholder value may be increased, which may include discussions regarding the assets, business, strategy, financial condition and/or operations of the Issuer.

Subject to applicable law and regulations and, depending upon certain factors, including general market and investment conditions, the financial performance and strategic direction of the Issuer, and the availability of shares of Common Stock at prices that would make the purchase of, or conversion of a security into, such shares desirable, the Reporting Persons may increase their position in the Issuer through the purchase of shares of Common Stock on the open market, the conversion of the PIK Notes into shares of Common Stock or in private transactions or otherwise, on such terms and at such times as the Reporting Persons deem advisable. In addition, the Reporting Persons may, from time to time and at any time, acquire other equity, debt, notes, instruments or other securities of the Issuer (collectively with the Common Stock and the PIK Notes, “Securities”) in the open market or otherwise. The Reporting Persons reserve the right in the future to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Based on the above discussions with the Issuer and subject to the factors described above, the Reporting Persons: may nominate or recommend candidates to serve on the board of directors of the Issuer (the “Board”); have discussions with other shareholders and potential nominees to the Board; make additional proposals to the Issuer concerning changes to the strategy, capitalization, ownership structure, operations, governance structure or Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws of the Issuer; or change their intention with respect to any and all matters referred to in this Item 4.

On April 14, 2017, Mr. Drapkin was elected to the Board; Mr. Drapkin was elected to the Board pursuant to the appointment rights of certain funds managed by MAST Capital Management, LLC.

No Reporting Person has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) or Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

(a), (b) The Reporting Persons may be deemed to beneficially own in the aggregate 4,188,291 shares of Common Stock, which represent approximately 15.4% of the outstanding shares of Common Stock.1 The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 27,148,665 shares of Common Stock outstanding, which is derived by adding (i) 25,420,657 shares of Common Stock outstanding as of February 3, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on February 10, 2020, and (ii) the shares of Common Stock that could be issued to each Reporting Person in connection with the maximum conversion of the PIK Notes, subject to adjustment as provided in the PIK Notes. The number of outstanding shares described in the preceding sentence does not include the conversion of the PIK Notes held by the holders other than the Reporting Persons.

Northern Right QP beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 1,424,793 shares of Common Stock (the “QP Shares”), including 288,001 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to Northern Right QP in connection with the conversion of its PIK Notes, subject to adjustment as provided in the PIK Notes. In the aggregate, such shares represent approximately 5.2% of the outstanding shares of Common Stock.

NRC Partners I has a conversionary interest in 432,002 shares of Common Stock (the “NRC Shares”), which represent the maximum number of shares of Common Stock that could be issued to NRC Partners I in connection with the conversion of its PIK Notes, subject to adjustment as provided in the PIK Notes. These shares of Common Stock represent approximately 1.6% of the outstanding shares of Common Stock.

As general partner of Northern Right QP and NRC Partners I, Northern Right Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the QP Shares and the NRC Shares. Northern Right Management disclaims beneficial ownership of the such shares. Northern Right Management in its capacity as investment manager for the Managed Accounts may be deemed to have the sole power to vote or direct the vote of (and the power to dispose or direct the disposition of) the 2,202,005 shares of the Common Stock held by the Managed Accounts, including 936,005 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to the Managed Accounts in connection with the conversion of their PIK Notes, subject to adjustment as provided in the PIK Notes. In the aggregate, such shares represent approximately 8.1% of the outstanding shares of Common Stock.

BCA, as general partner of Northern Right Management, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned (or deemed beneficially owned) by Northern Right Management, including 1,656,008 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP, NRC Partners I and the Managed Accounts in connection with the conversion of their PIK Notes. BCA disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. In the aggregate, such shares represent approximately 15.0% of the outstanding shares of Common Stock.

[1]

Excludes 10,782 restricted shares, which (i) were issued to Mr. Drapkin on December 8, 2019, in consideration of his service on the Board, (ii) are currently unvested and will not vest within 60 days of the date of this Statement and (iii) will vest 1/7 per month over the period from June 2020 to December 2020, contingent upon continued service of Mr. Drapkin as a member of the Board.

Mr. Drapkin beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 129,491 shares of Common Stock. Mr. Drapkin, as managing member of BCA, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned (or deemed beneficially owned) by BCA, including 1,656,008 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP, NRC Partners I and the Managed Accounts in connection with the conversion of their PIK Notes. Mr. Drapkin disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. In the aggregate, such shares represent approximately 15.4% of the outstanding shares of Common Stock.

As of the date hereof, no Reporting Person beneficially owns any shares of Common Stock other than those set forth in this Item 5.

(c) The Issuer and certain of the Reporting Persons, entered into a purchase agreement pursuant to which the Issuer issued the PIK Notes to the holders. At the option of the Reporting Persons, the Issuer could issue in the aggregate a maximum of 1,728,008 shares of Common Stock in connection with the conversion of the PIK Notes, subject to adjustment as provided in the PIK Notes

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is amended and supplemented to add the following information for updating as of the date hereof:

On March 2, 2020, the Reporting Persons entered into the Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of this Statement with respect to the securities of the Issuer. Such Joint Filing Agreement is attached hereto as Exhibit 99.4.

The PIK Notes have a maturity date of February 26, 2030 and accrue interest at a rate of 5.0% per annum, which will be payable in kind or in cash at the option of the Issuer. All or any portion of the PIK Notes may be converted by their holders into shares of Common Stock if the portion to be converted is $1,000 principal amount or an integral multiple thereof. The Reporting Persons may convert, at their option and at any time after issuance, the PIK Notes to a maximum of 1,728,008 shares of Common Stock in the aggregate at an initial conversion rate of 288.0018 shares of Common Stock per $1,000 principal amount of PIK Notes, subject to customary conversion rate adjustments and the Issuer’s right to satisfy such conversion requests in cash prior to July 1, 2020. Subject to certain conditions, the Issuer, after the fifth anniversary of the issuance, may, at its option, force the conversion of the PIK Notes into shares of Common Stock. This description of the PIK Notes is qualified in its entirety by reference to the full text of the Form of the PIK Notes, which is attached as Exhibit 99.5 hereto and incorporated herein by reference.

The Issuer and certain of the Reporting Persons entered into a Registration Rights Agreement, dated as of February 26, 2020 (the “Registration Rights Agreement”) pursuant to which the Issuer granted to holders of the PIK Notes mandatory registration rights and the right to underwritten or agented shelf offerings, subject to certain limitations, in each case, with respect to the shares of Common Stock issuable upon conversion of the PIK Notes, any other shares of Common Stock owned by the holders and any other shares of capital stock that may be issued or issuable as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise. This description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Form of Registration Rights Agreement, which is attached as Exhibit 99.6 hereto and incorporated herein by reference.

Except for the matters described herein, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

Item 7 is amended and supplemented to add the following information for updating as of the date hereof:

Exhibit 99.4 Amended and Restated Joint Filing Agreement by and among the Reporting Persons, dated March 2, 2020.

Exhibit 99.5 Form of 5.0% Convertible Senior PIK Notes due 2030 (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on March 2, 2020).

Exhibit 99.6 Form of Registration Rights Agreement, dated as of February 26, 2020 (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer on March 2, 2020).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2020

NORTHERN RIGHT CAPITAL MANAGEMENT, L.P.

By: BC Advisors, LLC, its general partner

By:	/s/ Matthew A. Drapkin
Name: Matthew A. Drapkin
Title: Managing Member

NORTHERN RIGHT CAPITAL (QP), L.P.

By: Northern Right Capital Management, L.P., its general partner

By: BC Advisors, LLC, its general partner

By:	/s/ Matthew A. Drapkin
Name: Matthew A. Drapkin
Title: Managing Member

NRC PARTNERS I, LP

By: Northern Right Capital Management, L.P., its general partner

By: BC Advisors, LLC, its general partner

By:	/s/ Matthew A. Drapkin
Name: Matthew A. Drapkin
Title: Managing Member

BC ADVISORS, LLC

By:	/s/ Matthew A. Drapkin
Name: Matthew A. Drapkin
Title: Managing Member

/s/ Matthew A. Drapkin
Matthew A. Drapkin